

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2011

Via E-mail
Nathan D. Miller, Manager
Paramount Auto Funding, LLC
311 S. State Street, Ste. 380
Salt Lake City, UT 84111

> **Re:** **Paramount Auto Funding, LLC**
> **Amendment No. 2 to Form 1-A**
> **Filed September 1, 2011**
> **File No. 024-10298**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A
General

1. Please file seven unmarked copies of the offering statement with your next amendment in addition to any marked copies you may provide. See Rule 252(b) and (e) of Regulation A.

Part I – Notification, page 2
Item 6. Other Present or Proposed Offerings, page 7

2. We note your conclusion that your ongoing Rule 147 intrastate offering should be integrated with the offering under Regulation A. Please tell us how the integrated offering complies with an exemption from registration under the federal securities laws.

In this regard, the integrated offering does not appear to satisfy the requirements of Regulation A.

Part II – Offering Circular, page 10
Cover Page, page 10

3. If true, please revise to restore the statement in footnote one on page 11 that "all expenses of this offering will be borne by the Company."

4. Please disclose whether the notes will be sold at face amount.

Risk Factors, page 13

5. Please revise the headings for the first two risk factors on page 20 to clarify the risk being addressed.

Because there will be no trading market for the Notes . . . , page 16

6. We partially reissue comment 13 of our letter dated August 1, 2011. Please revise your disclosure here, if true, to clarify that the "redemption" you are referring to that would incur a repurchase penalty is a redemption requested by the note holder.

Because the notes will have no sinking fund, …, page 16

7. We partially reissue comment 14 of our letter dated August 1, 2011. Please revise to clarify how you derived the $35,000 monthly available cash flow figure included here. For example, your statement of cash flows on page 42 indicates lower cash flows for the periods described therein. Furthermore, please provide a full discussion of the material risks regarding adequate sources of funds to pay interest on the notes.

Because we require a substantial amount of cash to service our debt, …. page 16

8. Please revise to prominently address the dependence upon proceeds of new note sales.

The Notes automatically renew . . . , page 19

9. Please clarify the reference to automatically "review" in the first sentence of this risk factor.

Plan of Distribution, page 21

10. We reissue comment 21 of our letter dated August 1, 2011. We cannot locate a substantive response to our comment. Please file the communications described in this section as exhibits to the offering statement and tell us how and when they will be used in

connection with the offering. Please refer to the offering conditions of Rule 251(d)(1) of Regulation A applicable to the post-filing and post-qualification periods of the offering.

Use of Proceeds, page 22

11. We reissue comment 24 of our letter dated August 1, 2011. Please revise to provide tabular disclosure of your planned use of proceeds at different possible levels of proceeds, including if you are only able to raise nominal proceeds. Among areas requiring clarification, it is unclear how the company's use of proceeds will be the same regardless of whether it raises $5000 or $5,000,000 considering that the maximum amount of proceeds the company would anticipate using to pay maturing debt obligations is less than the maximum amount of the offering.

12. We note your statement here that the company "anticipates that 50% or more of its existing notes will be renewed upon maturity." Please revise to provide the basis for this statement. In this regard, we note your statement in the risk factor "Because the notes will have no sinking fund . . ." on page 16 that your limited operating history makes you uncertain as to what percentage of the Notes will be redeemed. We also note a similar statement in the last full sentence of page 19 under "If a substantial number of note holders elect to redeem . . . ."

The Company's Business, page 24
Description of distinctive or special characteristics . . . , page 25

13. We note your references to Military Service Member Relief Act in Note 3, page 43. Please revise to describe Military Service Member Relief Act here and its impact on your business.

14. Please include a cross reference to note 3 of the financial statements for disclosure about your loan portfolio.

15. We partially reissue comment 43 of our letter dated August 1, 2011. We note the additional laws you discuss in the last paragraph of page 26. Please expand on your discussion here to discuss the material provisions of such laws and the effect such provisions have on your business.

Remuneration of Members and Managers, page 32

16. We note your disclosure elsewhere that Mr. Darling serves as an officer of the company. Please revise your tabular disclosure in this section accordingly.

Ownership, page 33

17. We reissue comment 49 of our letter dated August 1, 2011. Please revise the first column of this table to describe the class of ownership interest held by the listed individuals. It is unclear how "Members and Managers" is applicable to this column.

Interest of Management and Others in Certain Transactions, page 34

18. We partially reissue comment 50 of our letter dated August 1, 2011. Please revise to provide more detailed disclosure on when the loans to customers of Amicus were made.

Securities Being Offered, page 36
Note Terms, page 36

19. We partially reissue comment 56 of our letter dated August 1, 2011. Please revise your disclosure here to discuss your obligations for paying interest or principal on the Notes, including how often interest payments will be made and how interest will be calculated. Furthermore, discuss the automatic renewal process and how you will determine the interest rate upon automatic renewal in the main text of this section, rather than merely copying the Note's language into a footnote. Finally, discuss whether you will convey information about current interest rates to your note holders before automatic renewal or after the note has been renewed. If you do not intend to convey such information, please clearly state as much in your disclosure. If you will convey such information, please describe how and when you will do so.

Priority of the Notes, page 37

20. We note your revisions in response to comment 53 of our letter dated August 1, 2011. Please also provide risk factor disclosure of the increased possibility of the company failing to repay the Notes due to possible distributions of profits to the members.

Financial Statements
Statement of Cash flows, page 42

21. We note that the cash and cash equivalents at the end of the period here include cash reserve account. Considering the cash reserve account appears to be restricted, ultimately to be released to MCS, it appears to us that cash reserve account should not be included in your cash and cash equivalents available at the end of the period. Please revise or advise.

Notes to Financial statements
2 . Summary of Significant Accounting Policies
Revenue Recognition

22. We reviewed your response comment 61 of our letter dated August 1, 2011. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise to describe your revenue-producing activities and expand the related revenue recognition policies followed. Please ensure your revised revenue recognition policy discloses how each of the four criteria of SAB 104 specifically applies to each of your revenue streams.

3. Loans Receivable, page 43

23. We note your disclosure that there are not any loans accounted for on a nonaccrual basis. This statement does not appear to be consistent with your disclosure that short term loans are delinquent and are in nonaccrual status. Please advise or revise your disclosures.

24. We note your revised disclosures did not address some of the issues discussed in comments 34, 35, and 36. Thus the comments are reissued. Please revise your disclosure to address the following:
   - Please revise to provide a discussion of your policy for placing loans on nonaccrual status.
   - As of the end of the most recent period presented, describe the nature and extent of any loans which are not currently loans accounted for on a nonaccrual basis, but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms
   - For each period presented, describe briefly the factors which influenced management's judgment in determining the amount of the additions to the allowance charged to operating expense. A statement that the amount is based on management's judgment will not be sufficient.

25. We note your disclosure that you use a rate of 0.005 to calculate the loan loss reserve. Please tell us and disclose as appropriate, the basis for using a rate of 0.005 to calculate the loan loss reserve and how it is appropriate. Considering you are in the business of making high-risk sub-prime automobile loans that have a substantial risk of default as noted in your risk factors, please explain to us the adequacy of the rate used and loan loss reserves provided. We may have further comment upon reviewing your response.

Appendix B

26. We partially reissue comment 66 of our letter dated August 1, 2011. Please revise the form of promissory note to delete the representation stating that "Holder is familiar with the terms and conditions of this Note" and that "Holder has been given a full opportunity to ask questions . . . ." unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the promissory note must be revised to include a statement in a prominent place informing the subscribers that by making such representations they

have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The promissory note should also state whether the company intends to assert the representations as a defense in any subsequent litigation.

Exhibits

27. We note your response to comment 68 of our letter dated August 1, 2011. Please file the Security Agreement referred to in section six of the Dealership Financing Agreement with MCS and HAF as an exhibit to the offering statement. The Security Agreement appears to be material because certain of its terms are incorporated by reference into the Dealership Financing Agreement.

28. We partially reissue comment 72 of our letter dated August 1, 2011. We note that you have provided certain sales material pursuant to Rule 246 of Regulation A. Please advise us of how and when this sales material will be used.

29. Also, please inform us of whether the previously filed sales materials were used. In this regard, we note that you have only confirmed that the currently filed advertising materials have not been used as of the date of the offering statement.

30. Please note that your counsel must provide an updated legality opinion if you revise the terms of the note pursuant to our comment above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have any questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director